JPMorgan Chase Bank, N.A.
                                  4 New York Plaza
                              New York, New York 10004

April 8, 2005

Via Edgar

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Paul M. Dudek

Re:  Watchdata Technologies Ltd.
        Registration Statement on Form F-6
        File No. 333-121582
        Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended(the "Act"), JPMorgan Chase Bank, N.A., as depositary set forth on Registration Statement No. 333-121582 filed with respect to American depositary shares representing shares of Watchdata Technologies Ltd., hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form F-6 (File No. 333-121582) (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on December 23, 2004.

JPMorgan Chase Bank, N.A. will no longer serve as depositary for any American depositary shares representing shares of
Watchdata Technologies Ltd.   JPMorgan Chase Bank, N.A. hereby
confirms that no securities have been sold pursuant to the Registration Statement.

Accordingly, JPMorgan Chase Bank, N.A. respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

In addition to JPMorgan Chase Bank, N.A., please provide a copy of the order consenting to the withdrawal of the Registration
Statement to our counsel:

Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP
570 Lexington Avenue, 44th Floor
New York, New York 10022

If you have any questions regarding this application for withdrawal, Please contact Mr. Ziegler at (212) 319-7600

Sincerely,

By:	JPMORGAN CHASE BANK, N.A., as Depositary



By:	_/s/Joseph M. Leinhauser
Name:	Joseph M. Leinhauser
Title:	Vice President